WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the other sections of this Report, including our unaudited condensed consolidated financial statements and the Annual Report on Form 20-F, filed with the SEC on April 30, 2024 (“2023 Annual Report”). For purposes of this document, the “Company,” “we,” or “our” refer to Waldencast plc, and its subsidiaries (“Waldencast”).
The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Certain amounts may not foot due to rounding.
Overview
Waldencast plc publishes condensed consolidated financial statements expressed in U.S. dollars. Our condensed consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).
Waldencast, formerly known as Waldencast Acquisition Corp., is a Jersey company. Unless the context requires otherwise, the words “we,” “our,” “us,” “Company,” “Waldencast” and similar words or phrases in this Report refer to Waldencast plc (formerly known as Waldencast Acquisition Corp.), a public limited company incorporated under the laws of Jersey, and its consolidated subsidiaries, including, but not limited to, Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”, or “Obagi Medical”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively, “Milk”, or “Milk Makeup”), which Waldencast acquired on July 27, 2022 (the “Business Combination”).
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed all of the outstanding shares of its subsidiary, Obagi Hong Kong Limited (“Obagi Hong Kong” or “Obagi HK”), to its shareholder, Cedarwalk Skincare Ltd. (“Cedarwalk”) (the “Obagi China Distribution”). All sales of Obagi products in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) prior to the Business Combination had been conducted through Obagi Hong Kong and its subsidiaries (the “Obagi China Business”), which were not acquired by Waldencast in the Business Combination.
Waldencast, together with its consolidated subsidiaries, is a global multi-brand beauty and wellness platform whose ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring and accelerating the next generation of high-growth, purpose-driven brands that can benefit from the Company’s strong product and brand development capabilities. The first step in realizing our vision was the Business Combination with Obagi and Milk. Our business is organized into two reportable segments—Obagi Medical and Milk Makeup.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 35 years’ experience. Obagi products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. Obagi offers over 130 products through physicians and its website www.obagi.com throughout the U.S. as well as in over 65 countries through international distributors.
Milk Makeup is known for its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its headquarters in downtown New York City. Currently, Milk offers over 300 products through its U.S. website www.milkmakeup.com, and its retail partners include Sephora, Lyko, Amazon, Cult Beauty, and ASOS online.
Recent Events
On April 26, 2024, Waldencast Finco Limited, a wholly-owned subsidiary of Waldencast (“Borrower”), Waldencast Partners LP, a Cayman Islands exempted limited partnership and indirect subsidiary of Waldencast plc (“Waldencast LP” or “Parent Guarantor”), JPMorgan Chase Bank, N.A. (“JPMorgan” or “Administrative Agent”) and the required lenders entered into an amendment (the “Third Amendment”) to the Credit Agreement, dated as of June 24, 2022, by and among the Borrower, Parent Guarantor, the lenders and the Administrative Agent, as amended, restated or otherwise modified from time to time (“2022 Credit Agreement”). Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenants, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5 million in the aggregate to $45 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment. As of the date of the issuance of the Condensed Consolidated Financial Statements included in this Report and after giving effect to the Third Amendment, the Company was in compliance with all financial covenants.
If we fail to comply with the covenants and other terms under the 2022 Credit Agreement and we are unable to negotiate a covenant waiver or replace or refinance the credit agreement on favorable terms, our business, financial condition and results of operations could be materially and adversely impacted.
The term loan of $175.0 million (“2022 Term Loan”) and the revolving credit capacity with a borrowing capacity of up to $45.0 million (“2022 Revolving Credit Facility”) resulting from the 2022 Credit Agreement will mature on July 27, 2026. Borrowings under the 2022 Term Loan were used to, among other things, repay outstanding amounts under, and terminate, the predecessor credit facilities of Obagi and Milk discussed below. For a full discussion of the 2022 Credit Agreement, please see “Liquidity and Capital Resources.”
Components of Results of Operations
Net Revenue
Net revenue is generated through both of our operating segments. Obagi Medical generates net revenue primarily through product sales and royalties, while Milk Makeup generates net revenue primarily through product sales.
Net Product Revenue
Our Obagi Medical segment primarily sells its products to physicians or to consumers via e-commerce platforms (which are considered direct to consumer (“DTC”)) or indirectly via our distributors. Product sales revenue is recognized net of provisions for estimated volume rebates and discounts, markdowns, margin adjustments, early-payment discounts, returns and payments to distributors under ASC 606.
In the U.S., our Obagi Medical segment sells products to physicians in the physician-dispensed channel through an authorized wholesale distributor (the “Physician Channel Provider”), who also serves as one of the distributors with respect to sales of Obagi products to retail and spa customers in the U.S. The Physician Channel Provider accounted for a substantial part of our net revenue for the six months ended June 30, 2024 and the six months ended June 30, 2023. Under this model, we sell the products to the Physician Channel Provider (“sell in”), which then sells the products through to our physician customers when they order them (“sell through”). We maintain control of the product inventory at the Physician Channel Provider’s warehouse and continue to manage the relationships with these customers, until immediately prior to the sale of the product to the end customer. As a result, control of the products does not transfer to the Physician Channel Provider, and we do not recognize revenue from products sold to the Physician Channel Provider, until immediately prior to sell through to the end customer. Net revenue from the Physician Channel Provider is considered direct sales revenue. Products sold DTC in the U.S. via our e-commerce platform also represent direct sales revenue.
To a more limited extent, our Obagi Medical segment also sells products to other distributors in the U.S. for resale to spas and on third-party e-commerce websites. We recognize revenue for product sales to our distributors on a sell in basis upon transfer of the products to such distributors. Sales to other distributors are considered distributor revenue.
Internationally, our Obagi Medical segment sells our products through distributors in over 65 countries across Europe, Latin America, Middle East, and Asia, in which we have our own distribution channels specifically in Southeast Asia. We typically recognize revenue for product sales to our international distributors upon transfer of the products to the distributors. Sales to international distributors are considered distributor revenue.
Our Milk Makeup segment sells our products directly to retailers and to distributors who resell products to retailers. Sales directly to retailers are considered direct sales revenue, and sales to distributors are considered distributors revenue. Milk Makeup also sells products directly to consumers via its e-commerce website. These sales are considered direct sales revenue.

Related Party Revenue
In connection with the Obagi China Distribution, we entered into an Intellectual Property License Agreement (“IP License Agreement”) and a Global Supply Services Agreement (“Supply Agreement”) with the Obagi China Business.
Under the IP License Agreement, we granted an exclusive license to certain intellectual property relating to the Obagi brand to Obagi Hong Kong, and we retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. Obagi Hong Kong purchases inventory from the U.S. for resale in the China Region. Additionally, Obagi Hong Kong pays us a royalty on gross sales of licensed products. During the six months ended June 30, 2024 and six months ended June 30, 2023, royalties generated from related party license agreement was $0.1 million and less than $0.1 million, respectively.
Under the Supply Agreement, we supply, or cause to be supplied through certain of our third-party contract manufacturers (“CMOs”), products to Obagi Hong Kong for distribution and sale in the China Region. The term of the Supply Agreement originally had a termination date of July 2023. The Company continues to operate under the terms in the original agreement, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated.
As part of the Business Combination, we recognized a $22.1 million related party liability for the unfavorable discounts provided in the Supply Agreement. The fair value was determined using the present value of after-tax cash flows related to the unfavorable discounts provided to Obagi Hong Kong. The related party liability is amortized into net product revenue as products are supplied to Obagi Hong Kong. During the six months ended June 30, 2024 and six months ended June 30, 2023, net product revenue generated from supplying products to the Obagi Hong Kong was $1.1 million, and $3.4 million, respectively. See “Note 14. Related Party Transactions.”
Royalties
Our Obagi Medical segment also generates royalty revenue from the sale of products in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi brand name in the Japanese retail skincare channels. Revenue for royalty income is recognized in the period that corresponds to the related Rohto net sales.
Cost of Goods Sold
Cost of goods sold consists primarily of expenses related to inventory, and promotional product costs, including when inventory and promotional products are sold or written down. Cost of goods sold also includes product-related intangible asset amortization. We expect that cost of goods sold will increase in absolute dollars as our revenue grows.
Selling, General, and Administrative
Selling, general and administrative costs (“SG&A”) include expenses we incur in the ordinary course of business relating to personnel, including salaries, bonuses and benefits, marketing, office supplies, computer and technology, rent and utilities, insurance, legal and professional fees, city, state and property taxes, and advertising expenses. We expect SG&A expenses to increase in absolute dollars as we continue to invest in building and maintaining our customer base, growing our business, enhancing our brand awareness, hiring additional personnel and upgrading and expanding our systems, processes, and controls to support the growth in our business, as well as our increased compliance and reporting requirements as a public company.
Research and Development
Substantially all research and development (“R&D”) expenses are related to new product development and design improvements in current products. R&D costs consist primarily of employee-related costs, including salaries, bonuses, and benefits, as well as clinical testing and consumer validation testing. We plan to continue to invest in our R&D efforts.

Depreciation and Amortization
Depreciation and amortization expenses are related to our property and equipment and intangible assets. Product-related intangible asset amortization is presented in cost of goods sold in the condensed consolidated statement of operations and comprehensive loss. Depreciation and amortization expenses not classified in cost of goods sold are presented in SG&A expenses.
Results of Operations
The Six Months Ended June 30, 2024 and Six Months Ended June 30, 2023
The following tables summarize our condensed consolidated statements of operations data, for the six months ended June 30, 2024 and six months ended June 30, 2023.

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Net revenue (including related party net revenue of $1,074 and $3,385 in the six months ended June 30, 2024 and six months ended June 30, 2023, respectively)	$131,582	$109,338
Cost of goods sold (including related party costs of $270 and $1,121 in the six months ended June 30, 2024 and six months ended June 30, 2023, respectively)	37,404	41,158
Gross profit	$94,178	$68,180
Selling, general and administrative	119,879	100,687
Research and development	1,805	2,720
Total operating expenses	$121,684	$103,407
Operating loss	$(27,506)	$(35,227)
Interest expense, net	8,711	8,850
Change in fair value of derivative warrant liabilities	(20,673)	(1,122)
Other income, net	(285)	(1,666)
Total other (income) expenses, net	$(12,247)	$6,062
Loss before income taxes	(15,259)	(41,289)
Income tax benefit	(2,353)	(4,509)
Net loss	$(12,906)	$(36,780)

Net Revenue

The following tables provide our disaggregated revenue for the periods presented:

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Revenue by Sales Channel
Direct sales	$107,233	$84,853
Distributors	21,948	22,134
Net product sales	$129,181	$106,987
Royalties	2,401	2,351
Net revenue	$131,582	$109,338

Net revenue (including related party net revenue of $1.1 million related to the Supply Agreement) for the six months ended June 30, 2024 was $131.6 million. Net revenue (including related party net revenue of $3.4 million related to the Supply Agreement) for the six months ended June 30, 2023 was $109.3 million.

The increase in direct sales in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 was primarily attributable to growth in e-commerce product sales and through retailers internationally.
Distributor sales remained flat between the six months ended June 30, 2024 and the six months ended June 30, 2023.
Obagi Medical also generates royalty revenue from products sold under the Obagi name in Japan and Hong Kong through license agreements. The royalty revenue remained flat between the six months ended June 30, 2024 and the six months ended June 30, 2023.

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Revenue by Geographic Region
North America	$95,469	$75,326
Rest of the World	33,712	31,661
Net product sales	$129,181	$106,987
Royalties	2,401	2,351
Net revenue	$131,582	$109,338
Net revenue from North America was $95.5 million for the six months ended June 30, 2024 and $75.3 million for the six months ended June 30, 2023. Net revenue from the Rest of the World was $33.7 million for the six months ended June 30, 2024 and $31.7 million for the six months ended June 30, 2023.
The increase in net revenue from six months ended June 30, 2023 to the six months ended June 30, 2024 was primarily attributable to increases in e-commerce revenue and growth in key domestic and international distributors.
Cost of Goods Sold

(In thousands of U.S. dollars, except percentages)	Six months ended June 30, 2024	Six months ended June 30, 2023
Cost of goods sold (including related party costs of $0.3 and $1.1 million in the six months ended June 30, 2024 and six months ended June 30, 2023, respectively)	$37,404	$41,158
as a percentage of net revenue	28.4%	37.6%
Cost of goods sold (including related party costs of $0.3 million related to the Supply Agreement) for the period six months ended June 30, 2024 was $37.4 million. Cost of goods sold (including related party costs of $1.1 million related to the Supply Agreement) for the six months ended June 30, 2023 was $41.2 million.
Cost of goods sold for the period six months ended June 30, 2024 of $37.4 million primarily consisted of (i) standard cost of goods sold to customers of $30.8 million (ii) depreciation and amortization of product-related assets and supply agreements of $5.6 million, (iii) freight and inventory inspection costs of $0.5 million, and (iv) inventory reserve provisions and write-offs of $0.5 million.
Cost of goods sold for the period six months ended June 30, 2023 of $41.2 million primarily consisted of (i) standard cost of goods sold to customers of $28.9 million (ii) depreciation and amortization of product-related assets and supply agreements of $5.6 million, (iii) freight and inventory inspection costs of $1.5 million, (iv) amortization of the inventory fair value step-up related to the Business Combination of $1.7 million, and (v) inventory reserve provisions and write-offs of $3.0 million.
The decrease in cost of goods sold from the six months ended June 30, 2023 to the six months ended June 30, 2024 was primarily attributable to decrease of the amortization of the fair value step-up and a decrease in inventory write-downs in the period.

Selling, General and Administrative

(In thousands of U.S. dollars, except percentages)	Six months ended June 30, 2024	Six months ended June 30, 2023
Selling, general and administrative	$119,879	$100,687
as a percentage of net revenue	91.1%	92.1%
SG&A expense was $119.9 million for the six months ended June 30, 2024 and $100.7 million for the six months ended June 30, 2023.
SG&A expense for the six months ended June 30, 2024 of $119.9 million primarily consisted of (i) employee related compensation including stock-based compensation of $33.5 million (ii) depreciation and amortization expense of $24.4 million, (iii) freight, office and administrative expenses of $10.1 million, (iv) legal and advisory non-recurring costs, including restatement and SEC investigation costs of $9.7 million, (v) selling, marketing, and distribution costs of $33.1 million, and (vi) professional services of $3.5 million.
SG&A expense for the six months ended June 30, 2023 of $100.7 million primarily consisted of (i) employee related compensation including stock-based compensation of $29.4 million (ii) depreciation and amortization expense of $24.8 million, (iii) freight, office and administrative expenses of $6.6 million, (iv) legal and advisory non-recurring costs of $10.7 million, (v) selling, marketing, and distribution costs of $24.1 million, and (vi) professional services of $2.3 million.
The increase in SG&A expense in the six months ended June 30, 2023 to the six months ended June 30, 2024 was primarily attributable to an increase in employee related compensation and an increase in marketing costs in the period. SG&A as a percentage of revenue decreased during the six months ended June 30, 2024.
Research and Development

(In thousands of U.S. dollars, except percentages)	Six months ended June 30, 2024	Six months ended June 30, 2023
Research and development	$1,805	$2,720
as a percentage of net revenue	1.4%	2.5%
R&D expense for the six months ended June 30, 2024 of $1.8 million primarily consisted of salaries and other employee related costs of $0.7 million and R&D expenses, including product development and licensing costs of $1.1 million.
R&D expense for the six months ended June 30, 2023 of $2.7 million primarily consisted of salaries and other employee related costs of $1.5 million and R&D expenses, including product development and licensing costs of $1.2 million.
Interest Expense, net

(In thousands of U.S. dollars, except percentages)	Six months ended June 30, 2024	Six months ended June 30, 2023
Interest expense, net	$8,711	$8,850
as a percentage of net revenue	6.6%	8.1%
Interest expense, net was $8.7 million for the six months ended June 30, 2024 and $8.9 million for the six months ended June 30, 2023. Interest expense, net remained relatively flat between the periods.
As of June 30, 2024, the Company had unpaid principal of $159.7 million and $15.0 million on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively, with a weighted average interest rate of 8.5% and 8.9%, respectively, outstanding under the 2022 Credit Agreement. As of December 31, 2023, the Company had unpaid principal of $161.9 million on the 2022 Term Loan and no balance drawn on the 2022 Revolving Credit Facility, with a weighted average interest rate of 8.6% and 8.7%, respectively, outstanding under the 2022 Credit Agreement.

Change in Fair Value of Derivative Warrant Liabilities

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Change in fair value of derivative warrant liabilities	$(20,673)	$(1,122)
For the six months ended June 30, 2024, the change in fair value of warrant liabilities was $20.7 million. For the six months ended June 30, 2023, the the change in fair value of warrant liabilities was $1.1 million. The increase was primarily attributed to a decrease in the stock price of Waldencast.
Other Income, Net

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Other income, net	$(285)	$(1,666)
Other income, net was $0.3 million of income for the six months ended June 30, 2024 and $1.7 million of income for the six months ended June 30, 2023. These amounts consisted primarily of losses related to foreign currency translation offset by income from a significant financing component with a former Obagi distributor which was recognized in the six months ended June 30, 2023.
Income Tax Benefit

(In thousands of U.S. dollars, except percentages)	Six months ended June 30, 2024	Six months ended June 30, 2023
Income tax benefit	$(2,353)	$(4,509)
Effective tax rate	15.4%	10.9%
Income tax benefit was $2.4 million with a corresponding effective tax rate of 15.4% for the six months ended June 30, 2024 compared to an income tax benefit of $4.5 million with a corresponding effective tax rate of 10.9% for the six months ended June 30, 2023. The change in effective tax rate was driven by the change in pre-tax earnings and the change in valuation allowance.
Non-GAAP Financial Measures
In addition to our results of operations and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions, as they are similar to measures reported by our public competitors.
Comparable Net Revenue, Comparable Growth, Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. These metrics are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Additionally, investors should not solely rely on our non-GAAP financial measures as they do not reflect our current or future cash requirements and working capital needs.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Comparable Net Revenue and Comparable Growth
We define and calculate Comparable Net Revenue as net revenue excluding sales related to the former Obagi China business, which was not acquired by Waldencast at the time of the Business Combination. The sales to the Obagi China business have a below market sales price for a defined period of time after the acquisition of Obagi Medical. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales.
Comparable Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage. We adjust for this item because the sales to a related party with below market sales prices does not reflect the recurring metrics of the business.

(In thousands of U.S. Dollars, except for percentages)	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Revenue	$131,582	$109,338
Obagi Medical China Business	1,074	3,363
Comparable Net Revenue	$130,508	$105,976
Comparable Growth	23.1%
Adjusted Gross Profit and Adjusted Gross Margin
We define and calculate Adjusted gross profit as GAAP gross profit which excludes the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability to Obagi China, which management believes is not reflective of core operating performance given the nature, size and non-recurring nature. We define and calculate Adjusted Gross Margin as Adjusted Gross Profit as a percentage of net revenue. We adjust for these items because we do not believe they reflect normal, recurring activity, may obscure underlying business trends and make comparisons of long-term performance challenging.
The table below presents our Adjusted Gross Profit and Adjusted Gross Margin based on the Company’s segments reconciled to our gross profit and gross margin, the closest GAAP measures for the periods indicated:

	Six months ended June 30, 2024			Six months ended June 30, 2023
(In thousands of U.S. dollars, except for percentages)	Obagi Medical	Milk Makeup	Waldencast (Total)	Obagi Medical	Milk Makeup	Waldencast (Total)
Net revenue (including related party net revenue of $1,074 and $3,385 for the six months ended June 30, 2024 and six months ended June 30, 2023, respectively)	$68,364	$63,218	$131,582	$57,014	$52,324	$109,338
Gross Profit	49,570	44,608	94,178	35,340	32,840	68,180
Gross Margin %	72.5%	70.6%	71.6%	62.0%	62.8%	62.4%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(778)	—	(778)	(2,371)	—	(2,371)
Amortization of the inventory fair value adjustment(2)	—	—	—	—	1,691	1,691
Discontinued product write-off(3)	526	—	526	—	—	—
Amortization impact of intangible assets(4)	5,603	—	5,603	5,483	—	5,483
Adjusted Gross Profit	$54,921	$44,608	$99,529	$38,452	$34,531	$72,983
Adjusted Gross Margin %	80.3%	70.6%	75.6%	67.4%	66.0%	66.7%
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.
(4) The Supply Agreement and Formulations intangible assets are amortized to COGS.

Adjusted EBITDA and Adjusted EBITDA Margin
We define and calculate Adjusted EBITDA as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. We define and calculate Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of net revenue.
Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include:
•Non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain).
•Interest expense and income tax expense or benefit;
•Expenses that are not related to our underlying business performance, such as:
◦Legal, advisory and consultant fees related to the financial restatement for FY 2022 and associated regulatory investigation;
◦Costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor;
◦Other costs, primarily related to the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, and product discontinuation costs related to advanced purchases for the Vietnam distributor.

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure for the periods indicated:

	Six months ended June 30, 2024				Six months ended June 30, 2023
(In thousands of U.S. dollars, except for percentages)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)
Net (Loss) Income	$(11,435)	$4,926	$(6,397)	$(12,906)	$(12,237)	$(676)	$(23,867)	$(36,780)
Adjusted For:
Depreciation and amortization	20,790	9,224	—	30,014	20,725	9,536	—	30,261
Interest expense, net	6,322	5	2,384	8,711	5,978	424	3,209	9,611
Income tax (benefit) expense	(2,357)	—	4	(2,353)	(4,510)	1	—	(4,509)
Stock-based compensation expense	(985)	1,549	3,962	4,526	990	1,428	3,058	5,476
Legal and advisory non-recurring costs(1)	755	—	9,684	10,439	—	—	10,624	10,624
Change in fair value of warrants and interest rate collar	—	—	(20,732)	(20,732)	—	—	(1,467)	(1,467)
Amortization of related party liability(2)	(778)	—	—	(778)	(2,371)	—	—	(2,371)
Other costs(3)	882	20	(139)	763	1,070	2,006	(17)	3,059
Adjusted EBITDA	$13,194	$15,724	$(11,234)	$17,684	$9,645	$12,719	$(8,460)	$13,904
Net Revenue	$68,364	$63,218	$—	$131,582	$57,014	$52,324	$—	$109,338
Net (Loss) Income % of Net Revenue	(16.7)%	7.8%	N/A	(9.8)%	(21.5)%	(1.3)%	N/A	(33.6)%
Adjusted EBITDA Margin	19.3%	24.9%	N/A	13.4%	16.9%	24.3%	N/A	12.7%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and associated regulatory investigation.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi China Business as part of the Business Combination.
(3) Other costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, product discontinuation costs related to advanced purchases for the Vietnam distributor, and a one-time contract termination cost and lease impairment.

Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity are our borrowings from banks and cash flows from operations. In June 2022, the Borrower entered into the 2022 Credit Agreement with the lenders party to the 2022 Credit Agreement (“Lenders”) led by the Administrative Agent. In June 2022, the 2022 Credit Agreement provided the Company with the 2022 Term Loan of $175.0 million and 2022 Revolving Credit Facility of $11.1 million, with a current borrowing capacity up to $45.0 million, for a total outstanding balance of $186.1 million at the Closing Date (July 27, 2022). The proceeds from the PIPE Investments, along with the proceeds from the 2022 Term Loan and 2022 Revolving Credit Facility, were primarily used for the $587.7 million of consideration paid, net of cash acquired, for the Obagi and Milk business combinations, as well as for debt issuance costs of $6.3 million, to settle the outstanding balance on the credit agreement entered into by Obagi in March 2021 with a new syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (“2021 Credit Agreement”) of $4.3 million, and for cash used for working capital needs, including transaction-related expenses.
We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities. Further we expect to have future legal expenditures related to the ongoing SEC investigation and associated matters that will have an impact to operating cash flow.
In September 2023, we entered into subscription agreements (the “2023 Subscription Agreements”) with certain investors (collectively, the “2023 PIPE Investors”) pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50.0 million investment by a stakeholder in Beauty Ventures, which was the beneficial holder of 19.3% of our Class A ordinary shares as of August 15, 2024. The remainder of the 2023 PIPE Investors were certain existing shareholders including Cedarwalk, certain members of the Sponsor, and Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68.0 million of proceeds were consummated on the First PIPE Closing Date, and the closings of Subscription Agreements relating to the remaining approximately $2.0 million occurred on the Second PIPE Closing Date, following receipt of regulatory approvals (the “PIPE Closings”). No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
The 2023 Subscription Agreements for the 2023 PIPE Investors included the a lock-up pursuant to which the 2023 PIPE Investors agreed not to transfer or sell, during the respective lock-up period, any (i) 2023 PIPE Shares or (ii) the Lock-Up Shares (“PIPE Lock-Up”). For 75% of the Lock-Up Shares, the lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the one-year anniversary of the applicable PIPE Closing Date. For 25% of the Lock-Up Shares, the lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the six-month anniversary of the applicable PIPE Closing Date.
If our net cash provided by operating activities and existing cash and cash equivalents are not sufficient to fund our operations in the future, or if we seek to expand or diversify through accretive acquisitions, we may need to seek additional credit or raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. If we are required to seek additional credit, our ability to in-license new technologies, develop future products or expand our pipeline of products could all be negatively impacted, which would have an adverse effect on our ability to grow our business and remain competitive. Further, we may decide to raise additional proceeds by issuing equity securities or securities that are convertible into our equity. If we sell such securities, investors may be materially diluted as a result of such offerings. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, we may be required to relinquish potentially valuable rights to our future products or proprietary technologies or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.
As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents of $19.7 million and $21.1, respectively.

2022 Credit Agreement
In June 2022, the Borrower entered into the 2022 Credit Agreement with the Lenders led by the Administrative Agent. The 2022 Credit Agreement provides us with the 2022 Term Loan of $175.0 million and the 2022 Revolving Credit Facility. At the Borrower’s option, an aggregate principal amount of up to $7.5 million may be available in the form of letters of credit. A total principal amount of $186.1 million was outstanding under the 2022 Credit Agreement at the Closing Date (July 27, 2022). The 2022 Term Loan and the 2022 Revolving Credit Facility will mature in July 2026. In September 2022, the Borrower entered into a technical amendment to Credit Agreement with the Administrative Agent to cure a technical error and clarify when the first amortization payment under the 2022 Credit Agreement is due and payable. See “Recent Events” in the 2023 Annual Report for a description of waivers granted and amendments to the 2022 Credit Agreement.
We may elect to borrow either alternate base rate borrowings or term benchmark borrowings. Each 2022 Term Loan or 2022 Revolving Credit Facility draw that is an alternate base rate borrowing bears interest at an Alternate Base Rate (as defined in the 2022 Credit Agreement) plus the Applicable Rate (as defined in the 2022 Credit Agreement) of 2.5% per annum. Each 2022 Term Loan or 2022 Revolving Credit Facility that is a term benchmark borrowing bears interest at the Term SOFR Rate (as defined in the 2022 Credit Agreement), which resets every three months, plus 0.1% and the Applicable Rate of 3.5% per annum. In connection with the issuance of the 2022 Credit Agreement, we incurred $6.3 million of debt issuance costs.
As of June 30, 2024, we had an unpaid principal amount of $159.7 million, and unamortized debt issuance costs of $2.5 million on the 2022 Term Loan. The interest rate on the 2022 Term Loan was 8.9% and there was $1.2 million accrued interest as of June 30, 2024.
As of June 30, 2024, the current liability portion of the 2022 Term Loan and 2022 Revolving Credit Facility was $13.1 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2022 Term Loan and 2022 Revolving Credit Facility was $1.2 million and $0.7 million, respectively. The weighted-average interest rate on the Term Loan was 8.5% and the Revolver was 8.9% and there was $1.5 million of accrued interest as of June 30, 2024.
Condensed Consolidated Cash Flow Data
For the six months ended June 30, 2024 and six months ended June 30, 2023:

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Net cash used in operating activities	$(11,382)	$(16,365)
Net cash used in investing activities	$(1,396)	$(1,384)
Net cash provided by financing activities	$11,314	$29,282
Cash Flows Used for Operating Activities
Net cash used in operating activities was $11.4 million for the six months ended June 30, 2024 driven by the following:
•Net loss of $12.9 million primarily due to SG&A expenses related to non-recurring legal and advisory costs and non-cash charges that did not impact the cash-flow, related to: (i) depreciation and amortization expenses of $30.0 million, (ii) stock based compensation of $4.5 million, and (iii) non-cash lease expense of $2.1 million. The net loss was favorably impacted by income of $20.7 million related to the change in fair value of derivative warrant liabilities that did not impact cash flow.
•Cash outflows resulting from the net change in operating assets and liabilities of $11.4 million, primarily driven by a decrease in accounts payable of $8.4 million, an increase in accounts receivable of $7.1 million, and a decrease in operating lease liabilities of $2.4 million, partially offset by a decrease in inventories of $5.0 million. Operating cash outflow includes $14.7 million of non-recurring legal and advisory costs.
•Non-cash reconciling credits related to deferred income taxes of $2.4 million.

Net cash used in operating activities was $16.4 million for the six months ended June 30, 2023 driven by the following:
•Net loss of $36.8 million primarily due to significant non-recurring legal and advisory costs and non-cash charges that did not impact the cash-flow, related to: (i) depreciation and amortization expenses of $30.3 million, (ii) stock based compensation of $5.5 million, and (iii) non-cash lease expense of $1.7 million. The net loss was favorably impacted by (i) amortization of related party liability of $2.4, and (ii) income of $1.1 million related to the change in fair value of derivative warrant liabilities that did not impact cash flow.
•Cash outflows resulting from the net change in operating assets and liabilities of $9.7 million, primarily driven by an increase in inventories of $12.7 million, an increase in accounts receivable of $3.6 million, a decrease in other current liabilities and other liabilities of $1.7 million, and decrease in operating lease liabilities of $1.1 million, partially offset by an increase in accounts payable of $8.2 million and an increase in prepaid expenses of $2.6 million.
•Non-cash reconciling credits related to deferred income taxes of $4.5 million.
Cash Flows Used in Investing Activities
Net cash used in investing activities was $1.4 million for the six months ended June 30, 2024, primarily driven by capital expenditures of $1.5 million.
Net cash used in investing activities was $1.4 million for the six months ended June 30, 2023, primarily driven by capital expenditures of $1.4 million.
Cash Flows from Financing Activities
Net cash provided by financing activities was $11.3 million for the six months ended June 30, 2024. The change was primarily driven by: (i) an increase in proceeds of $15.0 million from the 2022 Revolving Credit Facility, (ii) a decrease from the repayment of $2.2 million for the 2022 Term Loan and (iii) a decrease from the repayment of $1.0 million for the note payable.
Net cash provided by financing activities was $29.3 million for the six months ended June 30, 2023. The change was primarily driven by: (i) an increase in proceeds of $35.0 million from the 2022 Revolving Credit Facility (ii) a decrease from the repayment of $4.4 million for the 2022 Term Loan and (iii) a decrease from the payment taxes for RSU vesting for employees of $1.3 million.
Critical Accounting Estimates
There have been no significant changes to our critical accounting policies and estimates from the information provided in the 2023 Annual Report.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, for so long as we remain an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.
Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to our primary risk exposures or management of market risks from those disclosed in the 2023 Annual Report.

FINANCIAL INFORMATION

Waldencast plc

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,691	$21,089
Restricted cash	1,494	1,487
Accounts receivable, net	29,207	21,330
Related party accounts receivable (Note 14)	464	1,101
Inventories	50,696	55,684
Prepaid expenses	5,223	5,277
Other current assets	448	1,359
Total current assets	107,223	107,327
Property and equipment, net	5,568	5,931
Intangible assets, net	554,683	582,863
Goodwill	334,620	334,620
Right-of-use asset, net	10,909	11,589
Other non-current assets	643	380
TOTAL ASSETS	$1,013,646	$1,042,710
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,711	$28,069
Related party accounts payable (Note 14)	257	18
Current portion of lease liabilities	2,796	2,400
Current portion of long-term debt	26,237	8,529
Other current liabilities (including related party liability of $4,901 and $5,856 as of June 30, 2024 and December 31, 2023, respectively)	23,829	23,698
Total current liabilities	72,830	62,714
Long-term debt, net	145,289	151,264
Derivative warrant liabilities	7,974	28,647
Long-term lease liabilities	14,171	15,531
Deferred income tax liabilities	12,843	15,229
Other non-current liabilities	105	52
TOTAL LIABILITIES	253,212	273,437
COMMITMENTS AND CONTINGENCIES (NOTE 15)
SHAREHOLDERS’ EQUITY:
Preferred shares, 25,000,000 shares authorized, $0.0001 par value, none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 110,451,097 and 101,228,857 outstanding as of June 30, 2024 and December 31, 2023, respectively	11	9
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 12,053,331 and 20,847,553 outstanding as of June 30, 2024 and December 31, 2023, respectively	1	2
Additional paid-in capital	875,522	871,527
Retained earnings	(256,836)	(246,761)
Accumulated other comprehensive loss	(90)	(151)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	618,608	624,626
Noncontrolling interest	141,826	144,647
TOTAL SHAREHOLDERS' EQUITY	760,434	769,273
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,013,646	$1,042,710

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Net revenue (including related party net revenue of $1,074 and $3,385 for the six months ended June 30, 2024 and six months ended June 30, 2023, respectively)	$131,582	$109,338
Cost of goods sold (including related party costs of $270 and $1,121 for the six months ended June 30, 2024 and six months ended June 30, 2023, respectively)	37,404	41,158
Gross profit	94,178	68,180
Selling, general and administrative	119,879	100,687
Research and development	1,805	2,720
Total operating expenses	121,684	103,407
Operating loss	(27,506)	(35,227)
Interest expense, net	8,711	8,850
Change in fair value of derivative warrant liabilities (Note 7)	(20,673)	(1,122)
Other income, net	(285)	(1,666)
Total other (income) expenses, net	(12,247)	6,062
Loss before income taxes	(15,259)	(41,289)
Income tax benefit	(2,353)	(4,509)
Net loss	(12,906)	(36,780)
Net loss attributable to noncontrolling interests	(2,831)	(7,366)
Net loss attributable to Class A shareholders	$(10,075)	$(29,414)
Net loss per share attributable to Class A shareholders (Note 12):
Basic and Diluted	$(0.09)	$(0.34)
Shares used in computing net loss per share (Note 12):
Basic and Diluted	107,366,433	86,876,187

Net loss	$(12,906)	$(36,780)
Other comprehensive income (loss) — foreign currency translation adjustments, net of tax	71	(29)
Comprehensive loss	(12,835)	(36,809)
Comprehensive loss attributable to noncontrolling interests	(2,815)	(7,372)
Comprehensive loss attributable to Class A shareholders	$(10,020)	$(29,437)

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share data)

Shareholders' Equity Waldencast plc
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2022	86,460,560	$8	21,104,225	$2	$796,038	$(156,780)	$(29)	$160,659	$799,898
Class B to Class A shares	120,672	—	(120,672)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(29,414)	—	(7,366)	(36,780)
Stock-based compensation	451,327	—	—	—	5,478	—	—	—	5,478
RSU taxes paid on behalf of employees	—	—	—	—	(1,316)	—	—	—	(1,316)
Foreign currency translation adjustment	—	—	—	—	—	—	(23)	(6)	(29)
BALANCE—June 30, 2023	87,032,559	$8	20,983,553	$2	$800,200	$(186,194)	$(52)	$153,287	$767,251

BALANCE—December 31, 2023	101,228,857	$9	20,847,553	$2	$871,527	$(246,761)	$(151)	$144,647	$769,273
Class B to Class A shares	8,794,222	1	(8,794,222)	(1)	—	—	—	—	—
Net loss	—	—	—	—	—	(10,075)	—	(2,831)	(12,906)
Stock-based compensation	428,018	1	—	—	4,525	—	—	—	4,526
RSU taxes paid on behalf of employees	—	—	—	—	(530)	—	—	—	(530)
Foreign currency translation adjustment	—	—	—	—	—	—	61	10	71
BALANCE—June 30, 2024	110,451,097	$11	12,053,331	$1	$875,522	$(256,836)	$(90)	$141,826	$760,434

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Six months ended June 30, 2024	Six months ended June 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,906)	$(36,780)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation	4,526	5,478
Depreciation and amortization	30,014	30,261
Non-cash lease expense	2,111	1,707
Allowance for doubtful accounts	(826)	73
Change in fair value of derivative warrant liabilities	(20,673)	(1,122)
Non-cash loss from change in fair value on interest rate collar	—	(345)
Amortization of debt issuance costs	954	781
Amortization of related party liability	(778)	(2,371)
Deferred income taxes	(2,386)	(4,511)
(Gain) loss on disposal of equipment	(8)	145
Changes in operating assets and liabilities:
Accounts receivable	(7,051)	(3,555)
Related party accounts receivable	637	(403)
Inventories	4,988	(12,739)
Prepaid expenses	53	2,591
Other current assets and other assets	(541)	(817)
Accounts payable	(8,358)	8,206
Related party accounts payable	239	(107)
Operating lease liabilities	(2,396)	(1,130)
Other current liabilities and other liabilities	1,019	(1,727)
Net cash used in operating activities	(11,382)	(16,365)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(176)	(242)
Capital expenditure on property and equipment	(1,286)	(1,142)
Cash paid for interest rate collar premium	66	—
Net cash used in investing activities	(1,396)	(1,384)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	15,000	35,000
Payment of note payable	(968)	—
Repayment of term loan	(2,188)	(4,402)
RSU taxes paid on behalf of employees	(530)	(1,316)
Net cash provided by financing activities	11,314	29,282
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,464)	11,533
Effect of foreign exchange rates on cash and cash equivalents	73	(26)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	22,576	10,163
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$21,185	$21,670

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$—	$—
Interest paid	7,682	$7,008

See accompanying notes to consolidated financial statements.

Waldencast plc NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, except share and per share data)
1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Basis of Presentation
Waldencast and its consolidated subsidiaries (the “Company”) has prepared the accompanying condensed consolidated financial statements pursuant to generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
In the Company's opinion, all adjustments considered necessary for a fair presentation have been included. These statements omit certain information and footnote disclosures required for complete annual financial statements and, therefore, should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Results of operations for the period ended June 30, 2024 are not necessarily indicative of the expected results for the remainder of the fiscal year.
Unless the context requires otherwise, the “Company” refers to Waldencast together with its consolidated subsidiaries.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation—The accompanying condensed consolidated financial statements include the accounts of Waldencast and its consolidated subsidiaries. The Company consolidates entities in which the Company has a majority voting interest. The Company eliminates intercompany transactions and accounts in consolidation. The Company separately presents within equity on the condensed consolidated balance sheets the ownership interests attributable to parties with noncontrolling interests in the Company's consolidated subsidiaries, and separately presents net income attributable to such parties on the condensed consolidated statements of operations and comprehensive loss.
Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates—The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, revenue recognition, stock-based compensation, goodwill valuation, inventory valuation, and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and assumptions that it believes are reasonable at the time. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s condensed consolidated balance sheets and condensed consolidated statements of operations and comprehensive loss.
Concentrations of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the U.S. and considers such risk to be minimal. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.
The Company’s accounts receivable primarily represent amounts due from distributors, and third-party logistics companies, directly and indirectly from major retailers, and from group purchasing organizations located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, requiring customer advance payments in certain circumstances. The Company generally does not require collateral.
As of June 30, 2024, two U.S. customers accounted for 22% and 11% of accounts receivable, respectively. As of December 31, 2023, one U.S. customer accounted for 27% of accounts receivable.
During the six months ended June 30, 2024, two vendors exceeded 10% of inventory purchases. During the six months ended June 30, 2023, one vendor exceeded 10% of inventory purchases. During the six months ended June 30, 2024, the Company purchased approximately 13% and 12% of inventory from two vendors. During the six months ended June 30, 2023, the Company purchased approximately 16% and 10% of inventory, respectively, from two vendors.
As of June 30, 2024, one vendor accounted for 23% of accounts payable. As of December 31, 2023, one vendor accounted for 18% of accounts payable.
Recently Adopted Accounting Pronouncements
In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance requires an acquirer to, at the date of acquisition, recognize and measure the acquired contract assets and contract liabilities acquired in the same manner that they were recognized and measured in the acquiree’s financial statements before the acquisition. This guidance is effective for interim and annual periods beginning after December 15, 2023 for an EGC company, with early adoption permitted. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date. The Company adopted this standard as of January 1, 2024 and will apply the standard to any business combination prospectively. The adoption of this new standard has no effect on the Company’s condensed consolidated financial statements.
Recently Issued Accounting Standards, Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively however, retrospective application is also permitted. The Company is in the process of assessing the impact of this ASU on its future condensed consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the Company’s chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its future condensed consolidated financial statements, but does not expect it to have a material impact.

3.REVENUE
The Company disaggregates its revenue from customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
Revenue by Sales Channel
The Company’s revenue is primarily generated from product sales. Direct sales revenue listed in the table below includes (i) sales to physicians through the Physician Channel Provider, (ii) DTC sales via the Company’s e-commerce platforms, and (iii) sales directly to retailers. Distributors revenue includes products sold through distributors other than the Physician Channel Provider.
Total revenue by sales channel was as follows for the periods indicated:

	Six months ended June 30, 2024			Six months ended June 30, 2023
(In thousands of U.S. dollars)	Obagi Medical	Milk Makeup	Total	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$46,300	$60,933	$107,233	$33,766	$51,087	$84,853
Distributors	19,663	2,285	21,948	20,897	1,237	22,134
Net product sales	$65,963	$63,218	$129,181	$54,663	$52,324	$106,987
Royalties	2,401	—	2,401	2,351	—	2,351
Net revenue	$68,364	$63,218	$131,582	$57,014	$52,324	$109,338

For the six months ended June 30, 2024, two customers accounted for 22% and 20% of the Company’s revenue, respectively. For the six months ended June 30, 2023, two customers accounted for 26% and 22% of the Company’s revenue.
The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue. The Physician Channel Provider is also a distributor of the Company’s products to other channels, such as the spa channel, and the related sales are considered distributor revenue (in which instances it is referred to as the “Spa Channel Distributor”).
Revenue by Geographic Region
Total revenue by geographic region, based on the location of the end customer, was as follows for the periods indicated:

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Revenue by Geographic Region
North America	$95,469	$75,326
Rest of the World	33,712	31,661
Net product sales	$129,181	$106,987
Royalties	2,401	2,351
Total	$131,582	$109,338

During the six months ended June 30, 2024, the one country that accounted for more than 10% of the Company’s total revenues were the United States, with net product sales amounting to $90.0 million.
During the six months ended June 30, 2023, the one country that accounted for more than 10% of the Company’s total revenues were the United States, with net product sales amounting to $71.2 million.
4.INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of June 30, 2024:

(In thousands of U.S. dollars)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,763	$(81,071)	$478,692
Customer relationships	11	36,000	(6,124)	29,876
Supply agreement	5	38,900	(14,995)	23,905
Formulations	8	28,900	(6,889)	22,011
Patents	20	211	(12)	199
Total		$663,774	$(109,091)	$554,683
Intangible assets, net consisted of the following as of December 31, 2023:

(In thousands of U.S. dollars)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,644	$(59,989)	$499,655
Customer relationships	11	36,000	(4,532)	31,468
Supply agreement	5	38,900	(11,105)	27,795
Formulations	8	28,900	(5,101)	23,799
Patents	20	154	(8)	146
Total		$663,598	$(80,735)	$582,863
Amortization expense was $28.3 million and $28.0 million for the six months ended June 30, 2024 and six months ended June 30, 2023, respectively.

5.DEBT

(In thousands of U.S. dollars)	Maturity Date	As of June 30, 2024	As of December 31, 2023
2022 Term Loan	July 2026	$159,688	$161,875
Note Payable	May 2024	—	968
2022 Revolving Credit Facility	July 2026	15,000	—
Unamortized debt issuance costs		(3,162)	(3,050)
Net carrying amount		$171,526	$159,793
Less: Current portion of long-term debt		(26,237)	(8,529)
Total long-term portion		$145,289	$151,264
Note Payable — Directors and Officers (“D&O”) Insurance
In August 2023, the Company entered into an agreement with a financing company for $2.4 million to finance its D&O insurance policy. The terms of the agreement stipulated equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2024, which had been fully repaid as of June 30, 2024. Interest is accrued on this loan at an annual rate of 8.2%.
2022 Credit Agreement
In June 2022, the Borrower, a wholly-owned subsidiary of the Company, together with Waldencast Partners LP and certain of its subsidiaries as guarantors, entered into the 2022 Credit Agreement with the Lenders and JPMorgan, as administrative agent for the Lenders. The 2022 Credit Agreement provides the Company with access to a term loan of $175.0 million (the “2022 Term Loan”) and a revolving credit capacity with a current borrowing capacity of up to $45.0 million (the “2022 Revolving Credit Facility”), of which up to $7.5 million may be available, at Borrower’s option, to be drawn in form of letters of credit (“2022 Letter of Credit”). The 2022 Credit Agreement is secured by the assets of the Company. The 2022 Credit Agreement restricts the Company’s ability to make certain distributions or dividends, subject to a number of enumerated exceptions.
The 2022 Credit Agreement matures on July 27, 2026, four years following the funding date. The Company may elect to borrow either alternate base rate borrowings or term benchmark borrowings. Each draw that is an alternate base rate borrowing bears interest at an Alternate Base Rate (as defined in the 2022 Credit Agreement) plus the applicable rate of 2.5% per annum. Each draw that is a term benchmark borrowing bears interest at the Term SOFR Rate (as defined in the 2022 Credit Agreement), which resets periodically, plus 0.1% and the applicable rate of 3.5% per annum. As of June 30, 2024, borrowings under the 2022 Credit Agreement consisted entirely of term benchmark borrowings at a borrowing rate of 7.9%. The carrying amount of debt approximates fair value due to the adjusting interest rates of the term loan, which approximate current market rates.
In connection with the issuance of the 2022 Credit Agreement, the Company incurred $6.3 million of debt issuance costs. As of June 30, 2024, the Company had unpaid principal of $159.7 million and $15.0 million on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively. The 2022 Term Loan and the 2022 Revolving Credit Facility had total unamortized debt issuance costs of $3.2 million as of June 30, 2024. As of June 30, 2024, the weighted average interest rate was 8.5% for the 2022 Term Loan and 8.9% for the 2022 Revolving Credit Facility. The current liability portion of the 2022 Term Loan and the 2022 Revolving Credit Facility was $13.1 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2022 Term Loan and the 2022 Revolving Credit Facility was $1.2 million and $0.7 million, respectively. The accrued interest was $1.5 million as of June 30, 2024. Unamortized debt issuance costs on the 2022 Letter of Credit is $0.1 million, which is recorded in other current assets in the condensed consolidated balance sheets.
Waiver and Consent and Amendment to the 2022 Credit Agreement
In May 2023, the Borrower entered into a waiver and consent agreement with JPMorgan and the required Lenders to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports. In June 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (a) continue to waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and (b) suspend the testing of certain financial covenants in the 2022 Credit Agreement.
In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver certain financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.
In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Second Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver certain financial information and related reports, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower subsequently delivered all of the outstanding financial information and related reports referred to above. The Second Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Amendment.
On April 26, 2024, the Borrower, Waldencast Partners LP, JPMorgan and the required lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5 million in the aggregate to $45 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment.

6.LEASES
The Company has operating leases for real estate properties for office and warehouse space with initial terms of approximately 8 and 11 years, respectively. Some of the Company’s lease contracts include options to extend the leases for up to 5 years. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.
The Company determines if a contract contains a lease at inception of the arrangement based on whether the Company has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether the Company has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset that the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company includes options that are reasonably certain to be exercised as part of the lease term. The Company may negotiate termination clauses in anticipation of any changes in market conditions but generally, these termination options are not exercised and not considered in the determination of the lease term. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. ROU assets are recognized on the balance sheet based on the lease liability adjusted for any initial direct costs, lease incentives received, and prepaid rent.
The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be, and resulting interest the Company would pay, to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. The Company has elected not to separate non-lease components from lease components and accounts for them as a single lease component. The Company has also elected the short-term lease recognition exemption for all leases that qualify.
The Company’s lease expenses of $1.8 million during both of the six months ended June 30, 2024 and six months ended June 30, 2023 were composed of operating lease costs. The Company does not have any finance leases, short-term lease costs or variable lease costs.
Supplemental cash flow information related to the Company’s operating leases was as follows:

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Cash paid for amounts included in the measurement of operating lease liabilities:	$1,882	$1,686
Right-of-use assets obtained in exchange for new operating lease liabilities:	$131	$199

Texas Leases
In December 2021 and July 2022, Obagi entered into a lease for a warehouse and office space, respectively, in Texas as part of their plans to relocate headquarters from California.
The warehouse space was never made operational and the Company permanently decided not to use the warehouse with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. The Company entered into a sublease for the warehouse space that will run through February 2032 with annual rent of $0.3 million. The sublease does not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $0.8 million during the year ended December 31, 2023 which was the excess of the carrying value of the associated lease right-of-use asset over its fair value.

In September 2023, Obagi vacated the Texas office space and relocated its headquarters back to California, permanently deciding to not use the office with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. The Company has entered into a sublease for the office space that will run through December 2025 with annual rent of $0.4 million. The sublease does not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $2.7 million during the year ended December 31, 2023 which was the excess of the carrying value of the associated office lease right-of-use asset over its fair value.
The Company estimated the fair values using discounted cash flows from the estimated net sublease rental income as of the date the decision to sublease was made. The impairment charges are included in general, administrative, and other expenses in the condensed consolidated statements of operations.
7.FINANCIAL INSTRUMENTS
Interest Rate Collar
To mitigate interest rate risk in connection with the variable rate loans under the 2022 Credit Agreement, the Company entered into an interest rate collar with Wells Fargo Bank, N,A. (“Wells Fargo”) in October 2022 for a notional value of $160.0 million and a fixed cash payment of $0.8 million. Under the terms of the interest rate collar, the Company is required to pay Wells Fargo if the monthly SOFR-based interest falls below the defined interest rate floor of 2.55%; conversely, the Company is entitled to receive payment from Wells Fargo if the monthly SOFR-based interest rate rises above the defined interest rate cap of 5.25%. Settlement in cash occurs monthly, if contractually required, until termination of the agreement in October 2024, and the variable interest rate is reset on the last day of each month.
This derivative instrument has not been designated for hedge accounting, therefore the change in fair value is recognized in current period earnings. The fair value of these contracts, included in other non-current assets was $0.2 million and $0.1 million as of June 30, 2024 and December 31, 2023, respectively. The non-cash gain from change in fair value was $0.1 million during the six months ended June 30, 2024, recognized in other income, net. The non-cash gain from change in fair value was $0.3 million during the six months ended June 30, 2023, recognized in other income, net. Receipts of less than $0.1 million were exchanged on the interest rate collar contract during the six months ended June 30, 2024. No receipts were exchanged on the interest rate collar contract during the six months ended June 30, 2023.
Warrant Liabilities
Pursuant to Waldencast’s IPO, the Company issued 11,499,950 Public Warrants to third-party investors. Simultaneously with the closing of the IPO, Waldencast completed the private sale of 5,933,333 warrants (the “Sponsor Warrants”) to the Sponsor. Also, in connection with the IPO, on February 22, 2021, Waldencast, the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund, a member of the Sponsor (“Zeno”), entered into a Forward Purchase Agreement (the “Sponsor FPA”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain Trust (“Burwell”) on December 20, 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor FPA, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Waldencast Class A ordinary shares and 5,333,333 warrants (the “Sponsor FPA Warrants”) in connection with the closing of the Business Combination. In addition, Waldencast and Beauty Ventures LLC (“Beauty Ventures”) entered into a Forward Purchase Agreement on March 1, 2021 (the “Third-Party FPA”, and together with the Sponsor FPA, the “FPAs”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and 5,766,666 warrants (the “Third-Party FPA Warrants” and together with the Sponsor FPA Warrants, the “FPA Warrants”) for an aggregate commitment amount of $173.0 million, in connection with the closing of Waldencast’s initial business combination. Finally, in connection with the Business Combination, Waldencast issued 1,000,000 warrants to settle $1.5 million working capital loans with its Sponsor, the terms of which are identical to the Sponsor FPA Warrants (the “Sponsor Loan Warrants”). The Sponsor Loan Warrants and Third-Party FPA Warrants are collectively referred to as the “Private Placement Warrants”.
As of June 30, 2024, all of the above-noted warrants, totaling 29,533,282, remained issued and outstanding. The Company recognized a gain of $20.7 million and a gain of $1.1 million from the change in fair value of the Public Warrants and Private Placement Warrants in the Company’s condensed consolidated statements of operations and comprehensive loss during the six months ended June 30, 2024 and six months ended June 30, 2023, respectively.

Following the change in jurisdiction of incorporation from the Cayman Islands to Jersey (the “Domestication”), Public Warrants and Private Placement Warrants each entitle the holder to purchase one share of the Company’s Class A ordinary shares at an exercise price of $11.50 per share. Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued and only whole warrants can trade. The Public Warrants became exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire June 27, 2027 or earlier upon redemption or liquidation.
The Company may redeem the Public Warrants:
–in whole and not in part;
–upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption, based on the redemption date and the “fair market value” of the Class A ordinary shares;
–at a price of $0.01 per warrant if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).
–At a price of $0.01 per warrant if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and
–if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.
The exercise price and number of Class A ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants.
The terms of the Third-Party FPA Warrants are identical to the Public Warrants. The Sponsor Loan Warrants and Sponsor FPA Warrants are also identical to the Public Warrants, except that they and the Class A ordinary shares issuable upon the exercise of such warrants were not transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the Sponsor Loan Warrants and Sponsor FPA Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees, thereafter they will be redeemable by the Company and exercisable by such holders on the same basis as Public Warrants.

8.FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy:

	As of June 30, 2024
(In thousands of U.S. dollars)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate collar	$172	$—	$172	$—
Liabilities:
Derivative warrant liabilities - Public	$3,149	$3,149	$—	$—
Derivative warrant liabilities - Private	$4,825	$—	$4,825	$—

	As of December 31, 2023
(In thousands of U.S. dollars)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate collar	$61	$—	$61	$—
Liabilities:
Derivative warrant liabilities - Public	$11,155	$11,155	$—	$—
Derivative warrant liabilities - Private	$17,492	$—	$17,492	$—
Private derivative warrants are classified as Level 2 financial instruments. The fair value of the Level 2 Private Placement Warrant liabilities has been measured based on the fair value of Public Warrant liabilities. The interest rate collar has been measured at net present value by projecting future cash flows and discounting the future amounts to a present value using market-based observable inputs including interest rate curves and credit spreads.
9.SUPPLEMENTAL BALANCE SHEET DISCLOSURES
Accounts Receivable, Net
As of June 30, 2024, accounts receivable, net consisted of accounts receivable of $29.5 million, less allowance for doubtful accounts of $0.3 million. As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $22.9 million, less allowance for doubtful accounts of $1.6 million.
The change in the allowance for doubtful accounts were as follows:

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Year ended December 31, 2023
Balance at beginning of period	$1,552	$994
Allowance for doubtful accounts	(826)	558
Write-off of uncollectible accounts, net	(446)	—
Balance at end of period	$280	$1,552

Inventories
The components of inventories were as follows:

(In thousands of U.S. dollars)	As of June 30, 2024	As of December 31, 2023
Work in process	$8,242	$10,336
Finished goods	42,454	45,348
Total inventories	$50,696	$55,684
Property and Equipment, Net
Property and equipment, net consisted of the following:

(In thousands of U.S. dollars)	As of June 30, 2024	As of December 31, 2023
Computer hardware, software and equipment	$727	$689
Furniture and fixture	539	533
Machinery and equipment	811	812
Internally developed software	896	854
Gondolas	8,220	7,078
Construction in process	32	—
Leasehold improvements	2,098	2,070
Total property and equipment	$13,323	$12,036
Less accumulated depreciation	(7,755)	(6,105)
Property and equipment, net	$5,568	$5,931
Depreciation expense for property and equipment for the six months ended June 30, 2024 and six months ended June 30, 2023 was $1.7 million and $2.3 million, respectively.
Depreciation expense pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.
Other Current Liabilities
The major components of other current liabilities consisted of the following (in thousands):

(In thousands of U.S. dollars)	As of June 30, 2024	As of December 31, 2023
Accrued salaries and related expenses	$9,191	$8,702
Accrued sales returns and damages	1,751	2,527
Accrued interest	1,453	1,357
Accrued distribution fees	690	590
Related party liability	4,901	5,856
Accrued professional services	4,035	2,901
Other	1,808	1,765
Total	$23,829	$23,698
The accrued distribution fees related to service charges such as e-commerce shipping and handling costs. The related party liability of $4.9 million and $5.9 million as of June 30, 2024 and December 31, 2023, respectively, reflects the remaining unamortized fair value of the related party inventory contract executed on the acquisition date between

Obagi and the Obagi China Business. This related party liability will be amortized into related party revenue upon the sale of products to the Obagi China Business in subsequent periods.
10.STOCK-BASED COMPENSATION
Incentive Award Plan
The Company’s 2022 Incentive Award Plan (the “Plan”) provides for incentives to be provided to selected officers, employees, non-employee directors and consultants of the Company in the form of options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses or other stock-based awards granted under the Plan. The Plan was adopted by Waldencast’s Board of Directors in June 2022, was approved by its shareholders in July, 2022, and became effective on July 27, 2022 in connection with the closing of the Business Combination.
The notional maximum number of ordinary shares authorized under the Plan as of June 30, 2024 is 23,023,952 (the “Share Reserve”). The Share Reserve automatically increases on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the effective date of the Plan in an amount equal to the lesser of (i) 3% of the total number of ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of ordinary shares determined by the Board. All and up to the number of ordinary shares reserved for issuance under the Plan as of the effective date of the Plan (subject to an equitable adjustment in the event of a change in capitalization or change in control event) may be granted as incentive stock options. As of June 30, 2024, taking into account previous grants and forfeitures, the Company had 7,795,605 ordinary shares remaining available for future issuances under the Plan.
In April 2024, the Company granted 48,880 restricted stock units to non-employees of which 15,040 vested immediately and 33,840 will vest on March 10, 2025.
In May 2024, the Company granted a total of 662,634 restricted stock units to employees of Waldencast, Milk and Obagi. One third of the awards vested immediately with the remaining two-thirds to vest each year beginning on March 10, 2025, subject to continued service through such dates. Following approval by the Board, the Company also granted 312,830 restricted stock units to its Founders, one third of the which vested immediately with the remaining two-thirds to vest each year beginning on March 10, 2025, subject to continued service through such dates,

Strategic Growth Incentive
In January 2023, the Company granted an aggregate of 2,290,000 strategic growth incentive 2025 awards (the “SGI 2025 Awards”) in performance vested share units to certain Company employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the Company’s net revenue and EBITDA targets for the year ended December 31, 2025. The SGI Awards had a grant date fair value per share of $8.88 and require a one-year post vesting holding period once the shares have been awarded. In April 2024, the Company granted an 166,667 strategic growth incentive 2027 awards (the “SGI 2027 Awards”) in performance vested share units in an amount up to 200% of the target share units allocated to the program, which are based on meeting the respective Company’s net revenue and EBITDA targets for the year ended December 31, 2027. The SGI 2027 Awards had a grant date fair value of $6.48.

Stock option activity for the six months ended June 30, 2024 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2023	18,915,358	$9.10	7.3	$47,792
Granted	—	—	—	—
Exercised	150,000	0.68	—	—
Forfeited	(439,085)	5.39	—	—
Balance as of June 30, 2024	18,626,273	9.22	6.8	2,054
Exercisable as of June 30, 2024	7,394,683	6.08	5.7	2,054
Vested and expected to vest as of June 30, 2024	18,626,273	$9.22	6.8	$2,054
Stock option activity for the six months ended June 30, 2023 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2022	20,452,155	$9.50	8.3	$39,118
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(987,941)	5.39	—	—
Balance as of June 30, 2023	19,464,214	9.24	7.8	24,812
Exercisable as of June 30, 2023	5,220,895	4.44	7.2	17,187
Vested and expected to vest as of June 30, 2023	19,464,214	$9.24	7.8	$24,812
Restricted stock activity for the six months ended June 30, 2024 was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2023	2,296,831	$9.16
Granted	1,191,011	5.34
Vested	(741,789)	9.28
Forfeited	(594,607)	7.15
Outstanding as of June 30, 2024	2,151,446	$7.36
The unrecognized compensation cost as of June 30, 2024 for stock options and restricted stock was $18.6 million and $6.3 million, respectively. These costs are expected to be recognized over a weighted-average service period of 4.0 and 1.6 years for stock options and restricted stock, respectively.
11. SHAREHOLDERS’ EQUITY
Successor’s Share Capital
Under the Company’s Memorandum of Association (the “Constitutional Document”), its authorized share capital consists of 1,000,000,000 Class A ordinary shares, 100,000,000 Class B ordinary shares and 25,000,000 Preferred

Shares, each having a par value of $0.0001. As of June 30, 2024, there were 110,451,097 and 12,053,331 Class A and Class B ordinary shares, respectively, issued and outstanding. The Company did not have any Preferred Shares issued and outstanding as of June 30, 2024.
Each Class A ordinary share is entitled to one vote per share. The Company can, at the discretion of its Board of Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. In the event of a voluntary or involuntary liquidation or wind-up, assets available for distribution among the holders of Class A ordinary shares will be distributed on a pro rata basis.
Each Class B ordinary share is entitled to one vote per share and will vote together with holders of Class A ordinary shares as a single class. Class B ordinary shares are non-economic shares that are not entitled to dividends. Upon a liquidation, dissolution or winding up the Company, the holders of Class B ordinary shares will not be entitled to receive any assets of the Company, except to the extent of the par value of their shares, pro rata with the distributions that the Class A ordinary shares.
Class B ordinary shares were issued by the Company to the Milk Members in connection with the Business Combination, giving rise to noncontrolling interest in the Company’s controlled subsidiary, Waldencast Partners LP. As such, the Constitutional Document prohibits issuances of additional shares of Class B ordinary shares, unless issued to a noncontrolling interest in connection with the Company’s Up-C structure. Class B ordinary shares are convertible into Class A ordinary shares on a one-to-one basis at the option of the holder. If such option is exercised, the exchanged Class B ordinary shares will automatically be surrendered and retired for no consideration. If the Company issues or redeems Class B ordinary shares, Waldencast Partners LP is obligated to issue or redeem a corresponding number of Waldencast LP partnership units, such that the number of issued and outstanding partnership units at any time will correspond and be equivalent to the then number of issued and outstanding Class B ordinary shares.
12. NET LOSS PER SHARE
The Company uses the weighted average ownership percentages during the period to calculate the net loss per share attributable to public shareholders and the noncontrolling interest holders. The following table sets forth the computation of basic and diluted net loss using the treasury stock method:

(In thousands of U.S. dollars, except for share and per share amounts)	Six months ended June 30, 2024	Six months ended June 30, 2023
Numerator:
Net loss	$(12,906)	$(36,780)
Net loss attributable to noncontrolling interest	(2,831)	(7,366)
Net loss attributed to Class A shareholders - basic and diluted EPS	(10,075)	(29,414)
Denominator:
Weighted-average basic shares outstanding	107,366,433	86,876,187
Effect of dilutive securities	—	—
Weighted-average diluted shares	107,366,433	86,876,187
Basic and diluted net loss per share	$(0.09)	$(0.34)
The following table represents potential ordinary shares outstanding that were excluded from the computation of diluted net loss per share of common share because their effect would have been anti-dilutive:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Warrants	29,533,282	29,533,282
Stock options	18,626,273	19,464,214
Restricted stock	2,151,446	3,033,771
Total	50,311,001	52,031,267

13. INCOME TAX BENEFIT
In determining the quarterly provisions for income taxes, the Company uses the estimated annual effective tax rate applied to the actual year-to-date income tax benefit, adjusted for discrete items arising in that quarter. In addition, the effect of changes in enacted tax laws or rates and tax status is recognized in the interim period in which the change occurs. The table below sets forth information related to our income tax expense:

	Six months ended June 30,		Change
(In thousands of U.S. dollars, except percentage)	2024	2023
Income tax benefit	(2,353)	(4,509)	2,156
Effective tax rate	15.4%	10.9%	4.5%
The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The change in the effective tax rate for the six months ended June 30, 2024, when compared to the six months ended June 30, 2023, is primarily attributable to the change in pre-tax earnings during the comparable periods and the change in valuation allowance. Our future effective tax rate may vary from the statutory tax rate due to the mix of earnings in tax jurisdictions with different statutory tax rates, items permanently nondeductible, or to changes in valuation allowance.
14. RELATED PARTY TRANSACTIONS
Subscription Agreement with PIPE Investors
In September 2023, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “2023 PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares (the “PIPE Shares”), in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million (the “2023 PIPE Investment”). The Subscription Agreements relating to approximately $68.0 million of proceeds were consummated in September 2023, with the remaining approximately $2.0 million of proceeds related to the closing of the Subscription Agreements in November 2023, following receipt of regulatory approvals (the “2023 PIPE Closings” and the date on which such Closing occurred, the “PIPE Closing Date”).” No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
Indemnification Agreements
The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from an indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.
Transactions with Cedarwalk in connection with the Business Combination
In connection with the Obagi China Distribution, the Company entered into an Intellectual Property License Agreement (the “IP License Agreement”), a Global Supply Services Agreement (the “Supply Agreement”), and a Transition Services Agreement (the “Transition Services Agreement”) with Obagi Hong Kong, which is owned by Cedarwalk, the former owner of Obagi and a beneficial holder of 24.5% of the Company’s fully diluted Class A ordinary shares as of the closing of the Business Combination.
Under the IP License Agreement, the Company exclusively licenses intellectual property relating to the Obagi brand to the Obagi China Business, and the Company retains the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business pays the Company a royalty on gross sales of licensed products. During the six months ended June 30, 2024 net revenue generated from related party royalties was $0.1 million. During the six months ended June 30, 2023 net revenue generated from related party royalties was less than $0.1 million.
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. During the six months ended June 30, 2024 net revenue generated from supplying products to the Obagi China Business was $1.1 million and the related cost of goods sold was $0.3 million. During the six months ended June 30, 2023 net revenue generated from supplying products to the Obagi China Business was $3.4 million and the related cost of goods sold was $1.1 million.
As of June 30, 2024, the Company had $0.5 million in related party accounts receivable from the Obagi China Business in the condensed consolidated balance sheet. As of December 31, 2023, the Company had $1.1 million in related party accounts receivable from the Obagi China Business in the condensed consolidated balance sheet.
Under the Transition Services Agreement, the Company provided Obagi Hong Kong and its affiliates certain transition services to enable them to conduct the Obagi China Business as a going concern in the China Region. The transition services were provided for an initial term of up to twelve (12) months, with an option for Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain R&D services. Obagi Hong Kong did not elect to extend the services and as a result the Transition Services Agreement expired on July 27, 2023. Services under the agreement were to be charged at the reasonable, fully-loaded costs of providing the services, but such services were to be provided at no charge for a certain period of time or up to a specified dollar value of services (the “Threshold Amount”). The Company determined that the Threshold Amount may be applied towards a combination of the Company’s services or inventory purchases made by the Obagi China Business under the Supply Agreement. Due to the fact that the Threshold Amount had not been reached at the time of expiration, the Company received no fees from the Obagi China Business.
Transactions with Waldencast Ventures LP
Waldencast Ventures LP is a shareholder of the Company and is controlled by Michel Brousset. The Company reimbursed Waldencast Ventures LP with respect to salary and other costs relating to Michel Brousset and Hind Sebti incurred by Waldencast Ventures LP in 2022 following the Business Combination as well as a portion of rent related to the Company’s London offices. During the six months ended June 30, 2024, there were no reimbursements. During the six months ended June 30, 2023, the total amount reimbursed was $0.3 million.
Milk
Milk subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA on a month-to-month basis. Milk primarily uses these facilities for corporate offices and as an in-house studio. Milk also receives certain services from an employee of Milk Studios. During the six months ended June 30, 2024, the Company incurred administrative fees of $0.2 million, which is recorded in SG&A expenses in condensed consolidated statements of operations and comprehensive loss. During the six months ended June 30, 2023, the Company incurred administrative fees of $0.2 million, which is recorded in SG&A expenses in condensed consolidated statements of operations and comprehensive loss.
One of the cofounders of Milk Makeup and a shareholder of the Company is party to an influencer agreement with Milk Makeup pursuant to which she provides certain brand services to Milk Makeup. Milk paid $0.1 million in fees pursuant to this agreement during both the six months ended June 30, 2024 and the six months ended June 30, 2023.

15. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
Purchase commitments represent unconditional purchase obligations to purchase goods or services, primarily inventory, that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction.
The Company has entered into a certain development and production agreement with a third-party vendor in which the Company is committed to purchase from the vendor certain units of Skintrinsiq devices totaling $5.7 million. As of June 30, 2024, the Company’s associated future minimum payment was $0.7 million over the next 12-18 months.
Legal Proceedings
The Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company, which if adversely determined could have a material adverse impact on the Company.
SEC Investigation
The audit committee of the Board, engaged in a review of certain accounting practices applied to the Company’s financial statements for the Predecessor Period and Successor Period through December 31, 2022. The Company proactively and voluntarily self-reported the review to the SEC. In connection with this matter, the Company received a document subpoena from the SEC in September 2023. Although the Company is fully cooperating with the SEC’s investigation and continues to voluntarily respond to requests related to this matter, it cannot predict when the SEC will complete its investigation or its outcome and potential impact such outcome may have on the Company’s business or whether any other inquiries or investigations arise as a result of this matter. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, imposed on the Company could have a material adverse effect on its business, financial condition and results of operations.

16. SEGMENT REPORTING
The Company reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. The Company determined that it has two operating and reportable segments: Obagi Medical and Milk Makeup.
Obagi Medical - this segment consists of the business of Obagi. Obagi’s business activities include developing, marketing, and selling skin health products. These assets and activities are conducted by Obagi Global Holdings Limited and its wholly-owned subsidiaries.
Milk Makeup - this segment consists of the business of Milk. Milk’s business activities include developing, marketing, and selling cosmetics, skincare, and other beauty products. Milk generates revenue from the sale of cosmetics to retailers, including off-price retailers, and sales DTC via its website.
Central costs include operating expenses related to corporate overhead expenses such as personnel-related costs, professional fees, interest expense related to the 2022 Credit Agreement, and the change in the fair value of derivatives. These costs are not used in evaluating the results of, or in allocating resources to, the Company’s segments.

The following is a reconciliation of financial measures of the Company’s segments to the condensed consolidated totals:

	Six months ended June 30, 2024			Six months ended June 30, 2023
(In thousands of U.S. dollars)	Obagi Medical	Milk Makeup	Total	Obagi Medical	Milk Makeup	Total
Net revenue	$68,364	$63,218	$131,582	$57,014	$52,324	$109,338
Cost of goods sold	18,794	18,610	37,404	21,674	19,484	41,158
Gross profit	$49,570	$44,608	$94,178	$35,340	$32,840	$68,180
The Company evaluates the performance of its reportable segments based on segment gross profit. Segment gross profit is segment revenue less segment cost of goods sold.
The following table reconciles segment gross profit to net loss before income taxes for the six months ended June 30, 2024 and six months ended June 30, 2023:

(In thousands of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Gross profit	$94,178	$68,180
Selling, general and administrative	119,879	100,687
Research and development	1,805	2,720
Interest expense, net	8,711	8,850
Change in fair value of derivative warrant liabilities	(20,673)	(1,122)
Other income, net	(285)	(1,666)
Loss before income taxes	$(15,259)	$(41,289)
Income tax (benefit) expense	(2,353)	(4,509)
Net loss	$(12,906)	$(36,780)
The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented. All of the Company’s long-lived assets are located in the U.S.

17. SUBSEQUENT EVENTS
In March 2023, we acquired a majority interest in Obagi Vietnam Import Export Trading MTV Company Limited, a company incorporated in accordance with the laws of Vietnam and formed by Obagi’s Southeast Asia Distributor SA Distributor to conduct its business in Vietnam (“Obagi Vietnam”).
In August 2024, certain of Obagi’s subsidiaries entered into and consummated a purchase agreement (the “Vietnam Purchase Agreement”) with the SA Distributor effective June 2024, pursuant to which the SA Distributor (i) forfeited any rights to the earnout payment as well as any compensation related claims and (ii) agreed to the retirement of its minority stake in Obagi Blue Sea Holding, LLC, as a result of which Obagi Vietnam became a 100% owned subsidiary of Waldencast. In consideration for the above, the Company agreed to waive any right to the remaining outstanding payment obligations due by the SA Distributor to Obagi pursuant to the Vietnam Purchase Agreement. The agreement has no material impact on the financial statements.
18. CONDENSED FINANCIAL INFORMATION OF WALDENCAST PLC (PARENT COMPANY ONLY)
The parent company financial statements for Waldencast Plc should be read in conjunction with the Company’s Condensed Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of its subsidiaries’ net assets (similar to presenting them on the equity method). Waldencast plc has no material operations of its own and conducts substantially all of its activities through its wholly owned subsidiaries. Waldencast plc has no significant assets or liabilities other than derivative warrant liabilities and cash, most expenditures paid by Waldencast plc are allocated to its subsidiaries. Waldencast Finco Limited, a wholly-owned indirect subsidiary of Waldencast plc, is the borrower under the 2022 Credit Agreement. The terms and conditions of the 2022 Credit Agreement (see Note 5 for definition) limit the ability of Waldencast plc’s wholly owned subsidiaries to make certain distributions or dividends, subject to a number of enumerated exceptions. Due to the aforementioned restrictions, substantially all of the Successor period net assets of Waldencast Plc’s subsidiaries are restricted. Since the restricted net assets of consolidated subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Condensed Consolidated Financial Statements.
The following condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Waldencast plc’s investment in its subsidiaries is presented under the equity method of accounting.

WALDENCAST PLC (PARENT COMPANY ONLY) UNAUDITED CONDENSED BALANCE SHEET
(In thousands of U.S. dollars, except share and per share data)
	As of June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$868	$419
Intercompany receivable	46,112	51,964
Total current assets	46,980	52,383
Investment in subsidiary	721,429	745,537
TOTAL ASSETS	$768,409	$797,920

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Derivative warrant liabilities	7,974	28,647
TOTAL LIABILITIES	7,974	28,647

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 110,451,097 and 101,228,857 outstanding as of June 30, 2024 and December 31, 2023, respectively	11	9
Class B ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 12,053,331and 20,847,553 outstanding as of June 30, 2024 and December 31, 2023, respectively	1	2
Additional paid-in capital	875,523	871,527
Accumulated deficit	(256,836)	(246,761)
Accumulated other comprehensive loss	(90)	(151)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	618,609	624,626
Noncontrolling Interest	141,826	144,647
TOTAL SHAREHOLDERS’ EQUITY	760,435	769,273
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$768,409	$797,920

WALDENCAST PLC (PARENT COMPANY ONLY) UNAUDITED CONDENSED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)
	Six months ended June 30, 2024	Six months ended June 30, 2023
Net revenue	$—	$—
Selling, general and administrative	6,655	615
Total operating loss	(6,655)	(615)
Other income:
Interest income, net	(14)	(15)
Change in fair value of derivative warrant liabilities	(20,673)	(1,122)
Income before income taxes	14,033	522
Income tax benefit	—	—
Income before equity in undistributed earnings of subsidiaries	14,033	522
Equity in undistributed earnings of subsidiaries	(24,108)	(29,936)
Net loss	(10,075)	(29,414)
Other comprehensive income (loss) — foreign currency translation adjustments, net of tax	55	(23)
Comprehensive loss	$(10,020)	$(29,437)

WALDENCAST PLC (PARENT COMPANY ONLY) UNAUDITED CONDENSED STATEMENT OF CASH FLOW
(In thousands of U.S. dollars)
	Six months ended June 30, 2024	Six months ended June 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,075)	$(29,414)
Adjustments to reconcile net loss to net cash
Cash used in operating activities:
Equity in income of subsidiaries	24,108	29,936
Change in fair value of derivative warrant liabilities	(20,673)	(1,122)
Net cash used in operating activities	(6,640)	(600)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from net settlement of RSUs	292	—
Transfers from subsidiaries	18,500	21,575
Transfers to subsidiaries	—	(9,250)
Expenses paid on behalf of subsidiaries	(11,703)	(12,040)
Net cash provided by financing activities	7,089	285
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	449	(315)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	419	3,215
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$868	$2,900

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WALDENCAST PLC

August 27, 2024	By:	/s/ Manuel Manfredi
Name: Manuel Manfredi
Title: Chief Financial Officer and Principal Financial Officer